SUTRO BIOPHARMA, INC.

111 Oyster Point Blvd.

South San Francisco, CA 94080

November 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Sutro Biopharma, Inc. Registration Statement on Form S-3 Filed November 13, 2023 File No. 333-275525

Requested Date: November 21, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Sutro Biopharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Amanda Rose or Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553 or, in her absence, to Mr. Mitteness at (206) 389-4533.

* * *

Sincerely,

SUTRO BIOPHARMA, INC.

By:	/s/ Edward C. Albini
Edward C. Albini
Chief Financial Officer

cc:	William J. Newell, Chief Executive Officer

Sutro Biopharma, Inc.

Amanda Rose, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]